SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Inside Information: Possible Issue of Shares Through Capitalization of Capital Fund	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: June 10, 2013	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

INSIDE INFORMATION

POSSIBLE ISSUE OF SHARES THROUGH CAPITALISATION OF

CAPITAL FUND

This announcement is made by Sinopec Shanghai Petrochemical Company Limited (the “Company”) pursuant to the Inside Information Provisions (as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) (the “Listing Rules”) under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and Rule 13.09 of the Listing Rules.

The Company and the board of directors of the Company (the “Board”) guarantee that, this announcement does not contain any false information, misleading statement or material omission, and severally and jointly accept responsibility for the authenticity, accuracy and completeness of the contents of this announcement.

Reference is made to the Company’s announcement on 30 May 2013 and the overseas regulatory announcement on 7 June 2013.

To mitigate the differences associated with asymmetric transaction of shares in the A shares market, and to comply with the relevant laws and regulations such as “Some opinions of the State Council on Promoting the Reform, Opening and Steady Growth of Capital Market” (Guo Fa [2004] No. 3) promulgated by the State Council of the PRC, and the “Guiding opinions on for the Share-trading Reform of Listed Companies” jointly promulgated by the China Securities Regulatory Commission, the State-owned Assets Supervision and Administration Commission of the State Council, the Ministry of Finance, the People’s Bank of China and the Ministry of Commerce, China Petroleum and Chemical Corporation (“Sinopec”), a shareholder of the non-circulating shares of the Company, has recently put forward a share reform proposal to the Company, and authorized the Board to dispatch a notice on the date of this announcement to convene an A shareholders’ meeting which will be held on 8 July 2013 (“A Shareholders’ Meeting”) only relating to A shares. The purpose of the A Shareholders’ Meeting is to seek the approval of the A shareholders on the proposal for converting non-circulating shares into circulating and listable A shares (the “Share Reform Proposal”). However, please note that the above Share Reform Proposal has no effect on the H Shareholders or the H shares market.

For the purpose of implementing the Share Reform Proposal, Sinopec has given certain undertakings, including: an undertaking to propose convening a Board meeting in accordance with the articles of association of the Company (the “Articles”) within six months from the date on which the non-circulating shares held by non-circulating shares’ holders have been granted listable circulating rights (meaning six months from the day on which the Share Reform Proposal becoming effective), where in such meeting the Board will consider and, if thought fit, pass (i) a resolution to approve the conversion of the Company’s capital fund into share capital by issuing not less than three shares for every ten existing shares (the “Capital Fund Conversion Proposal”); and (ii) a resolution to convene corresponding shareholders’ meetings to consider the proposed conversion. Sinopec will also undertake to vote in favour of the resolution approving the conversion in the relevant shareholders’ meeting (together, the “Capital Fund Conversion Undertaking”).

In accordance with the Capital Fund Conversion Undertaking, the implementation of the Capital Fund Conversion Proposal is conditional upon:

1. the implementation of the Share Reform Proposal, which is conditional upon:

(i)	the State-owned Assets Supervision and Administration Commission of the State Council approving the Share Reform Proposal; and

(ii)	the Share Reform Proposal being approved by more than two-thirds of all A shareholders present, and by more than two-thirds of all A shareholders holding circulating shares present at the A Shareholders’ Meeting;

2. Sinopec complying with the Capital Fund Conversion Undertaking, and proposing to convene a Board meeting in accordance with the Articles to consider the relevant resolutions to convert the Company’s capital fund into share capital by issuing not less than three shares for every ten existing shares, and to convene the relevant shareholders’ meetings to consider the proposed conversion;

3. the Board recommending the implementation of the Capital Fund Conversion Proposal and to convene the relevant shareholders’ meetings;

4. the Capital Fund Conversion Proposal being approved by the Company’s shareholders in an extraordinary general meeting by way of a special resolution, and also approved by separate class meetings of H shareholders and A shareholders by way of special resolutions; and

5. the Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited having granted the listing of, and the permission to deal in, the new A shares and new H shares issued pursuant to the Capital Fund Conversion Proposal.

The successful implementation of the Share Reform Proposal, and Sinopec’s compliance with the Capital Fund Conversion Undertaking are subject to the above conditions, which include but are not limited to obtaining relevant approvals by governmental authorities of the Share Reform Proposal, approval by A shareholders of the Share Reform Proposal in the A Shareholders’ Meeting, and approval of the Capital Fund Conversion Proposal by the Company’s shareholders in extraordinary shareholders’ meetings. As such, there is uncertainty as to whether the Share Reform Proposal or the Capital Fund Conversion Proposal will proceed. The Company’s shareholders and potential investors should exercise caution when dealing in the Company’s shares.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 7 June 2013

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen. Ye Guohua and Zhang Jianping; the Non-executive Directors of the Company are Lei Dianwu and Xiang Hanyin, and the Independent Non-executive Directors of the Company are Shen Liqiang, Jin Mingda and Cai Tingji.